UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

Commission file number  0-10537

A.  Full title of the plan and the address of the plan if different from that of the issuer named below

Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Old Second Bancorp, Inc.

37 South River Street, Aurora, Illinois 60506

(Address of principal executive offices, including zip)

(630) 892-0202

(Registrant’s telephone number, including Area Code)

Financial Statements and Supplemental Schedule

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Years ended December 31, 2008 and 2007

with Report of Independent Registered Public Accounting Firm

Employer Identification #36-3143493

Plan #003

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Financial Statements and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

To the Administrator of the Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

We have audited the accompanying statement of net assets available for benefits of Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic  financial statements taken as a whole.  The supplemental schedule of assets held (at end of year) as of December 31,2008 is presented for the purposes of additional analysis and is not a required part of the basic  financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 24, 2009

EIN 36-3143493

Plan #003

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Cash	$157,942	$80,343
Investments, at fair value	57,979,931	51,393,132
Participant contribution receivable	—	71,513
Employer match contribution receivable	50,055	72,951
Profit-sharing contribution receivable	520,026	971,098
Dividend receivable	251,624	—
Interest receivable	—	1,463
Other receivables	—	32,479
	58,959,578	52,622,979
Liabilities
Accrued expenses	—	23,186
Net assets available for benefits	$58,959,578	$52,599,793

See accompanying notes.

The accompanying notes are an integral part of these financial statements.

EIN 36-3143493

Plan #003

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2008
Additions
Participant contributions	$2,081,081
Profit-sharing contributions	520,026
Employer match contributions	1,583,191
Rollover contributions (see note 1)	41,331,402
Dividend and interest income	1,756,226
Net (depreciation) in fair value of investments	(33,627,152)
13,644,774

Deductions
Benefit payments	7,266,034
Administrative expenses	18,955
Net increase	6,359,785
Net assets available for benefits:
Beginning of year	52,599,793
End of year	$58,959,578

The accompanying notes are an integral part of this financial statement.

EIN 36-3143493

Plan #003

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Notes to Financial Statements

Years ended December 31, 2008 and 2007

1. Description of the Plan

The following is a brief description of the Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (the Plan).  Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan established to provide deferred compensation benefits to eligible employees.  Under the Plan, all nonunion employees of Old Second Bancorp, Inc. and certain of its affiliates (collectively, the Company) who have met certain eligibility requirements may elect to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 1997, the Plan was amended to permit participation by any employee, both salaried and nonsalaried, who meets the eligibility requirements, other than any employee who is a member of a collective bargaining unit under which retirement benefits were the subject of good faith bargaining.  Eligible employees previously excluded from the Plan solely due to having been paid on a hourly basis rather than a salary basis shall, effective January 1, 1997, be credited with eligible service, benefit service, and vesting service (as defined) to the extent the employee would have been credited for such services had his or her employment with an affiliated company (as defined) been as a salaried employee rather than as an employee paid on an hourly basis.

Effective January 1, 2003, the Plan was restated and now permits employees of Old Second Mortgage Company, now known as Old Second National Bank — Residential Lending, who meet eligibility requirements to become a member of the profit-sharing portion of the Plan.  Under the January 1, 2003, restatement, the following employees are excluded from participating in the Plan: union employees, leased employees, intermittent commissioned part-time employees, and temporary employees.  Old Second Mortgage Company commissioned sales employees and appraisers and temporary employees are excluded from the profit-sharing portion of the Plan.

Contributions

Under provisions of the Plan, participants enter into agreements wherein each participant may elect an unlimited reduction in compensation (subject to statutory wage limitations).

Maximum contribution limits of compensation may apply for certain highly compensated employees.  The Company contributes on behalf of each participant an amount equal to 100% of the participant’s salary reduction contributions made each pay period (safe harbor enhanced matching contribution), not to exceed 6% of the participant’s compensation.  Participants must complete three months of service to be eligible for matching contributions, with the entry date being the first of the quarter coincident with or next following the employee’s three-month anniversary.

Profit-sharing contributions are based on amounts determined by the Company’s Board of Directors before the end of each year and shall not exceed the maximum amount deductible for federal income tax purposes.  Participants must complete one year of service to be eligible for profit-sharing contributions with the earliest entry date being the first of the quarter coincident with or next following their one year anniversary date.

Forfeitures are first used to pay Plan expenses.  Any remaining forfeitures are used to reduce Company contributions.  Forfeitures of $45,270 and $7,806 were used to reduce the profit-sharing contributions for the years ended December 31, 2008 and 2007.  There were no remaining forfeitures available for use as of December 31, 2008 and 2007.

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants may direct their contributions and any related earnings into sixteen investment options.

Old Second Acquisition, Inc., was formed as part of the November 5, 2007 Agreement and Plan of Merger between the Company, Old Second Acquisition, Inc., a wholly-owned subsidiary of Old Second Bancorp, Inc., and HeritageBanc, Inc. (“Heritage”).  The parties consummated the merger on February 8, 2008, at which time, Old Second Acquisition, Inc. was merged with and into Heritage with Heritage as the surviving corporation as a wholly-owned subsidiary of the Company.  Additionally, the parties merged Heritage Bank, a wholly-owned subsidiary of Heritage, with and into Old Second National Bank, with Old Second National Bank as the surviving bank.  After the completion of the merger transaction, Heritage was dissolved and is no longer an existing subsidiary.  Eligible Heritage employees were granted Plan eligibility and vesting service from 2002, where applicable, with benefit service commencing February 9, 2008, the date participants became employees of Old Second National Bank.  The Heritage employees participated in an ESOP plan sponsored by Heritage, which was terminated upon the acquisition.  Eligible employees of Heritage were allowed to roll their account balances into the Plan subject to the rollover provisions of the Plan.  The Heritage participants’ ESOP shares were converted to Company stock and cash.  Approximately $41.3 million of assets (approximately $25.2 million in Company stock) were rolled over into the Plan in February 2008.

Payment of Benefits

Upon termination of service, disability, retirement, or death, each participant or beneficiary may elect to receive accumulated benefits.  The benefit may be paid as a lump-sum amount, a series of installment payments or partial distribution(s), as determined by the participant or beneficiary.  Under certain circumstances, participants may receive a hardship distribution prior to termination upon approval of the plan administrator.  Upon attaining the age of 65, participants are eligible to receive in-service distributions of all vested balances.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) Company contributions, and (b) Plan earnings (losses).  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are always fully vested in their employee contributions, rollover contributions, and company safe harbor matching contributions, and earnings thereon.  The Company’s matching contributions and earnings thereon become 100% vested after two years of service.

In compliance with the Pension Protection Act of 2006, effective January 1, 2007, the Company has amended the Plan’s vesting schedule for profit sharing contributions made for the plan year beginning January 1, 2007.  These contributions will vest under a 6 year graded schedule as follows:

Years of vesting service	Nonforfeitable percentage
0-1	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Contributions made prior to the 2007 plan year will continue to vest under the 5-year cliff-vesting schedule.

Participant Loans

Participants may borrow from their accounts a maximum of the lesser of $50,000 or 50% of their vested account balance.  Loan terms range from one to five years, except in the case of a loan for the purpose of acquiring a primary residence.  The term of such loan shall be determined by the Company.  The loans are secured by the balance in the participant’s account and bear a reasonable rate of interest as determined by the Company.  Principal and interest are paid ratably through semimonthly payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA.  Upon Plan termination, all participants become fully vested in their account balances.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan.

Basis of Accounting

The financial statements of the plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods.  Actual results could differ from those estimates.

Adoption of New Accounting Standards:

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157).  This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007.  In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active.  This FSP clarifies the application of FAS 157 in a market that is not active.  The impact of adoption of these standards as of January 1, 2008 was not material to the Plan’s net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Registered investment companies and Company stock:  The fair values of Registered investment companies and Company stock investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Common collective trusts:  The fair values of participation units held in common collective trusts, are based on their net asset values, as reported by the managers of the common collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date.  The fair values of common collective trusts that invest only in securities traded on nationally recognized securities exchanges and active dealer markets are classified within level 2 of the fair value hierarchy.

Money market accounts:  Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs).

Participant loans:  Participant loans are reported at amortized cost, which approximates fair value

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis as of December 31, 2008 are summarized below:

	Level 1	Level 2	Level 3	Total

Registered investment companies	$7,976,198	$—	$—	$7,976,198
Common stock	18,249,654	—	—	18,249,654
Money markets	—	11,453,270	—	11,453,270
Common collective trust	—	19,881,737	—	19,881,737
Participant loans	—	—	419,072	419,072
	$26,225,852	$31,335,007	$419,072	$57,979,931

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the plan’s level 3 assets for the year ended December 31, 2008

Year Ended
December 31, 2008
Participant loans balance at beginning of year	$335,199
Purchases, sales, issuances, and settlements(net)	83,873
Participant loans balance at end of year	$419,072

Administrative Expenses

Certain administrative expenses of the Plan are paid by any available forfeitures and any excess paid by the Company.  Forfeitures in the amount of $3,120 and $23,186 were used to pay administrative expenses for the years ended December 31, 2008 and 2007, respectively.  The Plan charges participants fees for administrative expenses related to loans and distributions.

Payment of Benefits

Benefits are recorded when paid.

3. Risk and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.  The Plan has significant investments in Company stock.  The Company’s loan portfolio is concentrated heavily in residential and commercial real estate loans, which involve risks specific to real estate values and the real estate and mortgage markets in general, all of which have been experiencing significant weakness.

4. Investments

The fair value of the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

Year Ended December 31,
2008
Common collective trust funds	$(4,040,159)
Common stock	(23,422,929)
Registered investment companies	(6,164,064)
$(33,627,152)

The following investments represent 5% or more of the fair value of the Plan’s net assets:

	December 31
	2008		2007
Money Market:
Schwab Investor Money Fund	$11,452,634		N/A

Old Second National Bank of Aurora Common Collective Trust Funds for Corporate Retirement Plans:
OSNB Diversified Equity Porfolio	$4,814,479		$7,297,217
OSNB Bond Fund	4,001,200		3,094,328
OSNB Government Securities Fund	3,142,835		3,251,076
OSNB Balanced Fund	4,397,023		2,300,257	(1)

Registered Investment Companies:
Dodge & Cox Stock Fund	1,587,387	(1)	3,201,896

Old Second Bancorp, Inc. common stock	18,249,654		17,242,446
All investments are participant directed

(1) Balance less than 5% threshold but presented for comparability purposes

5. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated August 26, 2002, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the Code) and, therefore, the related trust is tax-exempt.  In accordance with Revenue Procedure 2008-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  Although the Plan has been amended since August 26, 2002, the plan administrator and Trustee believe the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. Related Party Transactions

Certain Plan investments such as the common collective trust funds are managed by Old Second National Bank, a subsidiary of the Company.  The Plan also holds Company stock.  Old Second National Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

During 2007, the Charles Schwab Trust Company became a custodian of the Plan and the Plan has investments in a Charles Schwab money market fund, therefore, these transactions qualify as party-in-interest transactions.

Old Second National Bank provides certain accounting, administrative and investment management services to the Plan for which no fees are charged.

7. Plan Amendments and Subsequent Events

The Plan was amended, effective January 1, 2008, to exclude the following adjustment to Compensation for profit sharing purposes: excludes Compensation paid to Commissioned-only Real Estate Residential Lenders and Commissioned Staff Appraisers only, in excess of the IRC 414(q)(1)(B) maximum dollar limits.  For 2008 this amount was $105,000.

The Plan was amended, effective May 1, 2009, the Company will make matching contributions to the account of each “Eligible Participant” in an amount equal to the sum of: 100% of the amount of the participant’s elective deferrals that do not exceed 3% of the participant’s compensation, plus 50% of the amount of the participant’s compensation but do not exceed 5% of the participant’s compensation.

Due to the continued deterioration of the economy and financial markets, particularly the financial services sector, the Company’s stock has declined to $6.31 as of June 22 2009 from $11.60 as of December 31, 2008.

8. Form 5500 Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007
Net assets available for benefits per financial statements	$58,959,578	$52,599,793
Benefits payable at year-end	(19,413)	(19,413)
Net assets available for benefits per Form 5500	$58,940,165	$52,580,380

The following is a reconciliation of benefits paid per the financial statements to the Form 5500 for the year ended December 31, 2007:

Benefits paid per financial statements	$7,266,034
Reverse benefits payable at December 31, 2007	(19,413)
Benefits payable at December 31, 2008	19,413
Benefits paid per Form 5500	$7,266,034

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not yet paid.

Supplemental Schedule

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

EIN #36-3143493     Plan #003

December 31, 2008

	Units/	Current
Identity of Issuer/Description	Shares	Value

Money Market
Schwab Investor Money Fund*	11,452,634	$11,452,634
Schwab Retirement Advtg Money Fund*	636	636

Common Collective Trust Funds
The Old Second National Bank of Aurora Common Trust Fund for Corporate Retirement Plans
Diversified Equity Portfolio*	152,964	4,814,479
Bond Fund*	25,442	4,001,200
Government Securities Fund*	57,304	3,142,835
Conservative Fund*	48,250	569,105
Balanced Fund*	320,111	4,397,023
Growth Fund*	199,977	1,768,260
Aggressive Fund*	92,559	1,188,835

Registered Investment Companies
American Funds Growth Fund of America R2	88,585	1,776,120
Columbia Acorn Small Cap Fund Class Z	95,224	1,686,412
Dodge & Cox International Stock Fund	77,571	1,698,799
Dodge & Cox Stock Fund	21,344	1,587,387
Morgan Stanley International Equity A	32,911	362,349
Vanguard Index Trust 500 Portfolio	10,412	865,131

Common Stock
Old Second Bancorp, Inc. common stock*	1,573,246	18,249,654

Participant loans*, interest rates of 4.00% to 8.75%		419,072
		$57,979,931

*Represents a party in interest to the Plan.

Cost information is not applicable as the Plan is participant directed.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 24, 2009, with respect to the financial statements and supplemental schedule of Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust on Form 11-K for the year ended December 31, 2008.  We hereby consent to the incorporation by reference of said report in the Registration Statement of Old Second Bancorp, Inc. on Form S-8 (File No. 333-38914, effective June 9, 2000 and File No. 333-137262, effective September 12, 2006).

/s/ Grant Thornton, LLP

Chicago, Illinois

June 24, 2009

SIGNATURES

Pursuant to the requirements of Section 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLD SECOND BANCORP INC.

BY:	/s/ William B. Skoglund
William B. Skoglund

Chairman of the Board, Director
President and Chief Executive Officer
(principal executive officer)

BY:	/s/ J. Douglas Cheatham
J. Douglas Cheatham

Executive Vice-President and
Chief Financial Officer, Director
(principal financial officer)

DATE: June 29, 2009